September 29, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Yanhuang International Development Company, Inc.

Form S-1/A

Filed September 9, 2015

File No. 333-205947

To the men and women of the SEC:

On behalf of Yanhuang International Development Company, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 24, 2015 addressed to Mr. Ke Yi Cai, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on September 9, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

Business Information of Yanhuang International Development Company, Inc.

Operational Plan, page 16

1. We note your revised disclosure, which states that you “plan to immediately identify and begin preparations to acquire a retail space that can be used as a multi-purpose distribution and retail center.” Disclose where you intend to open your first retail space. While we note your disclosure regarding your intent to distribute tea in China, the United States and internationally, clarify where you intend to commence sales in light of your limited resources.

COMPANY RESPONSE

We have amended our operational plan to include the following information:

“At this time the Company intends to purchase or rent our first retail space in Hong Kong.”

“In light of our limited resources, following this offering, we will initially make our tea products available through the aforementioned website before selling our goods at a physical location. However, as previously mentioned, we intend to seek out a physical retail location as soon as it is financially feasible to do so.”

2. We note your response to comment 13; however, your response is insufficient. In this regard, the People’s Republic of China has significant regulations on foreign companies operating in China especially in the area of online commerce. Further, we note there are various rules and regulation concerning employment in China. These are only examples as they relate to your intended business operations in China. Please revise to discuss all the regulations that you will be subject to when you are operating in China and elsewhere. As appropriate, please add related risk factors.

COMPANY RESPONSE

While we intend to sell goods globally including China through our (to be designed) website we believe will not be in violation of any of E-Commerce laws that The People’s Republic of China has in place nor do we believe we need to specifically gear the design of our website to make available our tea products to China Consumers. It is important to note that we will not be hosting the website in China.

Furthermore, we do not intend to hire future employees to operate in China but rather other adjacent areas in Asia such as Hong Kong. However, these locations are to be determined. We have added this information to page 17 as clarification.

We do however, agree that we should have included further disclosure in our previous amendment relating to the laws in the People’s Republic of China relating to our Company. We have added them herein with this amendment as risk factors on page 11.

Lastly, as a recap to the risk factors we have added on page 11, we have also added the same information in summary to page 16.

Dilution, page 19

3. We reviewed your responses to our comments 17 and 18, and the revisions to your disclosure. Based on our recalculation, it appears that net tangible book value per share and the increase in net tangible book value per share to present stockholders after the offering, assuming 100% of shares sold in the offering, should be $0.004 rather than $0.006. Please revise or advise.

COMPANY RESPONSE

We have amended our dilution per the above.

4. It also appears that the amount of immediate dilution from the public offering price absorbed by purchasers assuming 100% of shares sold in the offering should be $0.006 rather than $0.004. Please revise or advise.

COMPANY RESPONSE

We have amended our dilution per the above.

5. We note you have not included offering proceeds that will be paid for by the Company in determining dilution. Please tell us your consideration of Staff Accounting Bulletin Topic 5:A in concluding it was appropriate to exclude the offering expenses from your calculations of dilution.

COMPANY RESPONSE

Our Officers and Directors have collectively agreed to pay for our offering expenses, therefore this burden is not on the Company itself. We have amended the S-1 appropriately on page 3, 4, 18, and 20 to reflect this fact. We have also attached the agreement to cover the offering expenses as exhibit 10.2.

Certain relationships and related transactions, page 26

6. Given your common management and ownership with Hangzhou Yanhuang Tea Company Ltd. please include a description here of your Purchase and Sale agreement as a related party transaction and describe how it is a related party transaction, pursuant to Item 404 of Regulation S-K.

COMPANY RESPONSE

We have added the following to Certain Relationships and Related Transactions:

We have an agreement in place to purchase tea from Hangzhou Yanhuang Company at certain price points depending on the brand and quantity of tea that we decide to purchase. Our Chief Executive Officer Ke Yi Cai founded Hangzhou Yanhuang Company, and he currently owns a controlling interest in the Company.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 29, 2015

/s/ Ke Yi Cai

Ke Yi Cai

Chief Executive Officer